Keryx Biopharmaceuticals, Inc.

June 21, 2006

Securities and Exchange Commission
Department of Corporation Finance
100 F Street, N.E., Mail Stop 6010
Washington, D.C. 20549-6010
Attn: Greg Belliston

Via:	EDGAR Submission and Facsimile ((202) 772-9217)

Re:	Keryx Biopharmaceuticals, Inc.
Registration Statement on Form S-3
File No. 333-133051

Ladies and Gentlemen:

Keryx Biopharmaceuticals, Inc. (the “Company”), hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. (ET) on June 23, 2006, or as soon as practicable thereafter, pursuant to Rule 461 of the Securities Act of 1933, as amended.

The Company acknowledges that (i) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Mark F. McElreath of Alston & Bird LLP with any questions or comments at 212-210-9595. Thank you for your assistance with this filing.

KERYX BIOPHARMACEUTICALS, INC.

By:	/s/ Ronald C. Renaud, Jr.
Ronald C. Renaud, Jr.
Senior Vice President and
Chief Financial Officer

cc:	Mark F. McElreath, Esq.